SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release – 3rd Quarter 2005

Paper sales posted a new quarterly record

Net Operating Revenue of US$ 291 million, 7% higher than previous quarter
Sales of 378 thousand tons, 19% higher than 3Q04
US$ 99 million EBITDA (1), pressured by further appreciation of the local currency
US$ 60 million Net Income

São Paulo, October 17, 2005 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its earning results for the third quarter of 2005. The operational and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in U.S. dollars in accordance with U.S. GAAP. However, this report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (23.0%), whose results were accounted for using equity income. All comparisons provided in this release refer to the third quarter of 2004 (3Q04), unless otherwise specified.

Comments from Mr. Valdir Roque, VCP’s Finance and Investor Relations Officer.

“Global economy presented a positive growth trend in this quarter, despite all damage caused by hurricanes or the persistent high prices in the Oil markets. North American and China economies continue to be the major driving force behind this trend. The global pulp market remained at balance. The seasonal demand reduction linked to the summer in the Northern hemisphere and the lower order volumes from Asian markets were offset by the shortage of short fiber pulp in the European market and maintenance shutdowns in Southern hemisphere plants. As a consequence of these events, Europe and USA list prices remained flat in relation to the previous quarter. Locally, we continued to face an adverse macroeconomic environment of high interest rates, cheaper competing imports and shrinking revenue from exports. On the other hand, the decrease in inflationary pressures is starting to allow for some reduction in the interest rates that could positively impact the domestic paper market in the future.

In this environment, VCP sought to increase sales volumes and to boost operational efficiency, in an effort to offset in the medium-term the negative impact of a lower exchange rate. When compared to the third quarter of 2004 (3Q04), VCP increased its total sales volumes for both pulp and paper by 19%, led by greater exports (+40%). Meanwhile, the decrease in the average exchange rate (-21%) hurt the Company’s exports margin, slightly decreasing the cash generation (EBITDA(1)) from US$100 million in 3Q04 to US$99 million. Although remained stable, in absolute terms, the EBITDA did not increase in proportion to revenue expansion, causing the EBITDA margin to drop from 42% to 34%. Net Income totaled US$60 million in the quarter.

In the first nine months of 2005, VCP recorded net operating revenues of US$ 815 million, 11% above the same period of the previous year, despite of the negative impact of the PIS/COFINS tax increase on domestic sales. EBITDA(1) for the period reached US$293 million. It is important to point out that, excluding the exchange rate effect, we have been presenting results superior to those registered in 2004” commented Valdir Roque, VCP’s Finance and Investor Relations Officer.

(1) Adjusted for the write-off of fixed assets totaling US$ 6 million in 3Q05 and US$ 2 million in 3Q04.

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Key Financial Indicators	3Q05	3Q04	3Q05/3Q04
(in US$ million)

Net Sales Revenue	291	237	23%
Domestic Sales	148	140	6%
Exports	143	97	47%
Operating Profit [1]	61	76	(20%)
Net Income	60	70	(14%)
EPS[2] US$	0.31	0.37	(16%)
EBITDA [3]	99	100	(1%)

(1)	Operating profit, excluding financial results and equity income
(2)	Earnings per share (Net profit / total outstanding shares ex -treasury), ADR ratio 1:1
(3)	Adjusted for the write-off of fixed assets

Net Operating Revenue and Sales Volume	VCP increased its export volume of both pulp and paper, reflecting the improvement of the pulp and paper production efficiency at the mill. This quarter local paper market was sluggish due to lower exports from notebook producers and to the reduction of the educational program scope. Hence, VCP increased exports to compensate for the fall in domestic paper sales (-9%), with greater external sales volume of pulp (+40%) and paper (+41%). Total sales volumes were up 19% and total net operating revenue in 3Q05 was 23% above 3Q04’s, even after the increase in the PIS/COFINS tax over domestic sales, resulting in 4% higher average prices in US Dollars. When compared to 2Q05, net operating revenue was up 7% due to 5% higher sales volume and 2% higher average prices.

Paper products contributed to 62% of total revenues in 3Q05, while pulp accounted for the remaining 38%. Paper products’ share of total revenue for 2Q05 and 3Q04 was 59% and 68%, respectively. With regards to total sales volume, the share of paper sales was 43% and that of pulp equaled 57%; in 2Q05 they accounted for 41% and 59% and in 3Q04, 49% and 51%, respectively.

The export volume for 3Q05 equaled 66% of total sales, while that of 3Q04 equaled 56%. For 2Q05, exports represented 67% of sales volume, directly resulting from the decrease in domestic demand registered during the early months of 2005.

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Pulp	The volumes of pulp sales for 3Q05 were 33% greater that of 3Q04, reaching 216 thousand tons. Pulp sales revenues were up 48% from 3Q04, totaling US$ 110 million. This variation reflects an average price increase of 11% in US Dollars. In comparison to 2Q05, revenues dropped by 1% primarily due to the 2% lower average eucalyptus pulp prices. Sales volumes increased 1% despite of Jacareí’s plant maintenance shutdown, explained by inventory availability.

During the third quarter of 2005, global pulp markets remained at balance. The seasonal reduction in demand, linked to the Summer in the Northern hemisphere, was compensated by the scarce supply of short fiber in Europe. Therefore, 2Q05 prices were maintained in the period, except in Asia, where prices dropped by US$30 per ton due to greater supplies of long fiber material at a discount to short fiber pulp, offseting market discipline by producers. VCP’s inventory levels were equivalent to 34 days by the end of 3Q05, down from 42 days at the beginning of the quarter. The decrease was a result of good sales volume combined with the 10 days maintenance shutdown at Jacareí plant.

Domestic market – In comparison to 3Q04, domestic pulp sales volume were down 5% as 3Q04 was characterized by a strong market rebound. In relation to the previous quarter, pulp sales grew 17% as clients rebuilt their inventories. Pressured by the higher PIS/COFINS tax rate and the local currency appreciation, the average CIF price, in the local currency, dropped to R$ 1,109 per ton this quarter, from R$ 1,290 per ton in the 3Q04 (R$ 1,164 for 2Q05).

Export market – Exports sales volumes were 40% greater than 3Q04’s and prices in U.S. dollars were 11% up in the same period. In comparison to 2Q05, revenues were 3% lower, due to just a 1% decrease in volumes and a 2% drop in average prices in US Dollars, a function of a discount of US$ 30 per ton to Asia.

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Paper	Total sales volumes for the quarter equaled 162 thousand tons, a quarterly sales record. This increase is primarily due to exports, as local sales shrunk by 9%. Despite the remarkable 41% increase in the volume of paper exports, overall paper sales revenues (at US$ 181 million) increased by a mere 12% when compared to 3Q04. The reasons are lower export prices and a significant drop in sales volume, in the domestic market. This local market fall originating from: lower demand by notebook exporters, a cut-back in sales to the education sector and the lackluster performance of the Brazilian economy, in general.

Average price increased 8% when compared to 3Q04. Most of it can be attributable to currency appreciation which was partially offset by the adverse effect of PIS/COFINS rate hike (from 3.65% to 9.25%) . In local currency, paper prices came down by 8% and international dollar prices fell 4%.

In comparison to 2Q05, total paper volumes grew by 10%, due to both export and domestic markets, as local sales and exports were up 8% and 14%, respectively. For their part, revenues increased 13%, since the average price grew another 3%. This change was primarily due to appreciation of local currency, which positively impacted the local sales translation into US Dollars. Domestic prices were relatively stable in local currency.

Comparing 3Q05 to 3Q04, there was not relevant variation in the product mix. Although, there was a slightly higher share of uncoated papers in the total volume, explained by strong increase of paper exports, where uncoated is the paper mostly accepted.

Paper	This change in the product mix was possible thanks to the Company’s flexibility to respond to shifting market demands. The ability to operate in the pulp and paper markets and to shift sales between domestic and international markets demonstrates that VCP can mitigate potential cyclical negative effects on a specific segment, market or currency.

Domestic market – In volume, domestic paper sales were up 8% when compared to 2Q05, but down 9% when compared to 3Q04. The average paper price was 17% higher than in 3Q04, as the positive effect of the local currency appreciation more than offset the increase of the PIS/COFINS rate (from 3.65% to 9.25%), as domestic prices were relatively stable in local currency. This higher sales taxation was brought up by the change in the way income tax is determined (now based on the real income rather than estimated one), a consequence of the end of the REFIS program for VCP in December 2004. By adhering to real income taxation, PIS/COFINS levying return to its regular bracket of 9.25% . Coated paper was the only segment that presented a relevant decrease in average prices in local currency because of

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the stronger competition from imported products, which benefited from a weaker US dollar. Average prices grew 5% in relation to 2Q05 due to further appreciation of the local currency, since the recovery of cut-size paper was offset by a change in the product mix and some spot discounts for specialty papers.

Uncoated papers: Uncoated papers average prices were 16% higher in US dollars, due to the real appreciation, which more than offset the PIS/COFINS effect. In local currency, prices were down 2%, excluding the PIS/COFINS effect. Sales volumes fell 13% mainly due to the poor performances in the education and the notebook export sectors, the latter also being hurt by an unfavorable exchange rate.

Coated papers: When compared to 3Q04, coated papers average price in US dollars was up 12%. In local currency, it experienced a 6% price decrease (disregarding the PIS/COFINS effect) and sales volumes fell 5%.

Special papers: Sales volumes were 6% lower than in 3Q04 and the average price was 20% higher. In local currency, average price remained flat when excluding the PIS/COFINS effect.

Export Market – Export sales volumes grew 41% and 14% compared to 3Q04 and 2Q05, respectively. The average CIF price was US$792 per ton against US$828 per ton recorded in 3Q04.

Pulp Cash-Cost

The cash cost of producing pulp in this quarter totaled US$205/ton, up 13% from 2Q05 and US$51/ton or 33% higher in relation to 3Q04’s. The increase was, in part, due to the local currency appreciation (6%), but mainly (7%) explained by lower production volumes, coming from Jacareí plant maintenance shutdown, in addition to increased fuel, energy and labor costs.

*The cash cost of pulp production is presented in this release disregarding depletion and depreciation.

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Operating Results	Gross profit in 3Q05 totaled US$119 million, up 3% from 3Q04. Gross margin was 41%, thus lower than the 49% and 44% margins, respectively recorded in 3Q04 and 2Q05. In comparison to those quarters, the decrease in gross margin resulted primarily from the impact of the appreciation of the currency appreciation on real-denominated costs. In relation to 3Q04, the average cost per ton sold increased by 20%, primarily due to the real appreciation in the period, and cost increases (in local currency) in several inputs like fuel, energy and labor. These effects were partially offset by the change in the product mix with an increase in the share of pulp, whose average costs are lower, and also a consequence of scale gains and actions aimed at reducing fixed and variable costs. In local currency, when not considering the FX effect, the average cost of goods per ton sold decreased by 5%.

Selling expenses, totaling US$ 36 million in this quarter grew 38% when compared to 3Q04, as economic and efficiency gains in logistics were offset by the significant increase of export volumes (+40%) and in the international freight costs. We had also the adverse effect of the currency appreciation in translating domestic expenses. As a rate over Net Revenue, these expenses rose from 11.0% to 12.2% . This rate reflects a slight drop, when compared to 2Q05 rate 12.4%, despite all the increase occurred in export volumes.

The General & Administrative expenses remained flat in Reais as the collective salary adjustment of 8% granted in October, 2004 was offset by a reduction of other fixed costs. As a percentage of net revenues, they increased from 4.4% to 4.8% . Most of such increase was due to the negative FX effect in costs denominated in local currency.

Operating profit before financial expenses and equity from affiliates reached US$61 million; down 20% from the US$76 million reported in 3Q04 and 15% from the US$72 million in 2Q05. In relation to 3Q04, the reduction can be mainly attributed to lower gross margins, higher selling, general and administrative expenses, and greater other operating expenses, related to write-off of fixed assets (after the maintenance of the mills). VCP’s EBITDA, after adjusted for the write-off of fixed assets, totaled US$99 million, slightly below the figure posted in 3Q04. The EBITDA margin over net revenue was 34%, lower than the 42% and 36% margins reported in 3Q04 and 2Q05, respectively.

IMPACT OF EXTRAORDINARY WRITE-OFF ON EBITDA	3Q05	3Q04	3Q05/3Q04 change
EBITDA (US$ Million) (+) Write-off of fixed assets	93 6	98 2	(5%) 4
ADJUSTED EBITDA (US$ Million)	99	100	(1%)
As a % of Net Revenue	34%	42%	(8 p.p.)

Financial Results	VCP’s net debt of US$ 823 million has grown from the US$ 787 million, as of June 30, 2005. This increase is attributable to the capital expenditures made, mainly on forestry assets and the de-bottlenecking of the new pulp line at Jacarei mill, and also attributable to changes in working capital. The variation was partially offset by the operating cash flow generated during the period. Despite of the capital expenditures, acquisition of Ripasa and the dividends policy, VCP kept its net debt lower than two times annual EBITDA (investment grade), and 44% of its Shareholders Equity, even in a adverse scenery for exchange rate.

Gross debt of US$ 1,431 million has grown in this quarter by US$ 49 million, from US$ 1,382 million on June 30, 2005. This increase is mainly attributed to the contracting of a pre-payment financing of US$ 100 million, at a favorable rate of LIBOR +1.58% p.a. for an average maturity of 6.5 years. The proceeds of which were utilized in the repayment of

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existing loans, thus extending the maturity of VCP debt from 6.2 years to 6.55 years, and contributing to consolidate its sound financial position.

The financial expenses of US$ 32 million, in the 3Q05, were US$ 8 million greater than the ones of 2Q05, and this increase is explained by the higher interest rate (LIBOR) in the international markets and the Company’s greater average gross debt, partially offset by the lower rates associated with the new loans. VCP has booked in 3Q05 an additional US$ 16 million, in financial income, when compared to previous quarter, mainly derived from the higher cash position and other favorable treasury operations.

Foreign Exchange Gain (Loss)	In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains cross-currency interest rate swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

VCP has strategically managed its foreign currency short term and long term liabilities through its exposure to the foreign exchange market’s constant volatility, consistently relying on adequate treasury operations. Because of that, in 3Q05, the net foreign exchange result, including fair value, was a gain of US$ 4 million against a gain of US$ 5 million and a gain of US$ 34 million in 3Q04 and 2Q05, respectively. The fair value accounting adjustment was made in accordance with SFAS 133 and does not impact cash flows.

DEBT (US$ million)	COST % p.y.	Jun 30, 2005	Sep 30, 2005%
SHORT TERM		160	116	8%
Real denominated (5)	TJLP + 3%	33	43	3%
Dollar denominated	LIBOR+1.49%	127	73	5%
LONG TERM		1,222	1,315	92%
Real denominated (5)	TJLP + 3%	119	148	10%
Dollar denominated	LIBOR+1.74%	1,103	1,167	82%
TOTAL GROSS DEBT		1,382	1,431	100%
(-) CASH POSITION (4)		(595)	(608)
NET DEBT		787	823

(4)	including unrealized loss from cross-currency interest rate swaps classified as long term liabilities.
(5)	includes a BNDES loan denominated in a basket of currencies plus 3% to 4.5%.

Debt Amortization	2005	2006	2007	2008	2009	after 2009
(US$ million)	67	61	64	97	190	952

Equity from Affiliates	Total equity from affiliates consolidated on VCP’s Balance Sheet for 3Q05, though it has no impact in the Company’s cash position, totaled an US$10 million income. This result is fully explained by the greater equity income of US$9 million from Aracruz, well above the US$4 million recorded in 3Q04.

Income Tax	The effective income tax rate in 3Q05 disregarding equity from affiliates was of 17%, above the 11% recorded in 3Q04 and the 14% recorded in 2Q05. Following the end of the REFIS program, the effective tax rate was expected to increase in 2005.

Net Income	VCP’s net income totaled US$60 million in 3Q05, versus US$70 million in 3Q04 and US$92 million in 2Q05. Reasons of the decline were the ones explained in Operating Results.

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CAPEX	VCP made capital expenditures totaling US$59 million in 3Q05, US$29 million of which were spent on forestry assets (land acquisition, planting and forest maintenance) and US$ 12 million on the de-bottlenecking of the new pulp line at Jacarei mill.

CAPEX (US$ million)	COMPLETED BY 09/30/05	PLANNED FOR 2005
Expansion projects	25	26
Modernization	23	25
Forests	73	106
Maintenance, IT and other	34	43
TOTAL	155	200

Outlook	The Company’s fundamentals continue to strengthen. Production has increased in both scale and productivity by the utilization of modern industrial units, growing wood production and changes in its product mix. These factors have enabled the Company to achieve a balance between the various segment of both domestic and export markets in addition to generating earnings and maintaining a solid financial position. The cash generated will be used to support sustainable growth and to distribute dividends, in a transparent manner, in accordance with the Company’s policy.

The world’s global scenario suggests that demand for eucalyptus pulp will continue to grow, meaning that our plants will be operating at full capacity. Because Brazilian eucalyptus pulp producers are very cost efficient, Brazil’s share in the global market should also increase while the pulp & paper industry might undergo a process of consolidation.

Brazilian economic indicators are finally showing greater stability, allowing an optimistic view about the future demand growth for paper products, which has been penned up for years. VCP will be working at the limit of its industrial capacity, taking advantage of the most profitable market niches, without compromising its long term partnership with its current clients.

This scenario may provide opportunities for healthy companies to expand their businesses. A case in point is the recent acquisition of Ripasa S/A Celulose e Papel. VCP is trying to reduce costs, boost productivity, develop risk management, foster innovation and consolidate customer relationships, while also investing more in its professionals and in Research & Development. In other words, VCP is getting ready for these new opportunities. The goal is to generate more value in a sustainable way for VCP’s stockholders, i.e., to expand the business, achieve excellence in performance and profitability, and/or improve the Company’s technological capabilities and products, while ensuring a minimum return of 3% to 4% p.a. above the weighted average cost of capital (WACC).

For the first time in VCP’s history, the Company prepared a strategic plan for a long period - fifteen years or two eucalyptus cycles - with the creation of VCP Vision 2020. This plan resulted from the enhancement of VCP’s management model employed since 2004, and it is based on four major pillars: Knowledge Management, Talents, Leadership, and Benchmarking. SIG – our Integrated Management System – is aligned with the values of Votorantim Group and with the new strategic guidelines for sustainable growth, social responsibility and value generation.

In order to sustain VCP’s future growth in pulp production, heavy capital expenditures in forestry assets have been approved, including land acquisition, planting of eucalyptus

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forests close to our mills in the State of São Paulo, and the implementation of a new VCP forest reserve in the south of Rio Grande do Sul State (possibly including the North of Uruguay), where the Company has already acquired 66 thousand hectares of land. In addition, new capital expenditures are already planned to optimize the Jacareí plant, which should expand its annual capacity to reach 1,100 thousand tons of pulp by 2007.

With regard to supply chain, VCP is improving its working capital management and every part of the business chain, from forestry logistics to supply and planning, operations, export and distribution of paper products (KSR), in an effort to fine-tune its management model. In order to achieve its goals, several projects are underway, such as: railway utilization for the transportation of timber, among other purposes; engagement of logistics operators; expansion of VCP’s private terminal at the Port of Santos; use of a private railway network to link the Jacareí Unit with the Port of Santos in the transportation of pulp; and the development of long-term partnerships contracts with international sea carriers. More recently, VCP began to use its private port terminal to export paper as well, devising a new way to ship paper products as “supplementary cargo” along with the pulp (instead of using containers), thus cutting the cost of logistics for paper exports. The Company will also continue to pursue customer and brand loyalty. This initiative includes continuous investments in e-business designed to strengthen the relationship with customers and secure their loyalty.

Capital Markets

Stock Buyback Plan	On May 17, 2005 VCP announced a renewal of its one-year stock buyback plan. The number of shares held in treasury as of September 30, 2005 was 1,081,499.

	Shareholder Composition as of September 30, 2005
				in 000 shares

	Common	%	Preferred	%	TOTAL	%

Votorantim Group	105,702	100%	0	0%	105,702	55%
Treasury Shares	0	0%	1,081	1%	1,081	1%
BNDESPar	-	0%	7,136	8%	7,136	4%
Free Float	-	0%	77,693	90%	77,693	41%
Shares traded as ADRs	-	0%	53,130	62%	53,130	28%
Foreign investors Bovespa	-	0%	10,967	13%	10,967	6%
Domestic investors Bovespa	-	0%	13,597	16%	13,597	7%

TOTAL	105,702	100%	85,911	100%	191,613	100%

Stock Performance

In 3Q05, the São Paulo Stock Exchange Index (Ibovespa) appreciated 26%, while VCPA4 was up 4%. Trading volume in 3Q05 totaled 27,000 transactions, involving approximately 23 million VCP preferred shares, up 8% from the volume traded in 2Q05.

Value of the total volume traded in VCP shares in 3Q05 reached R$ 644 million on the Bovespa, 3% higher than 2Q05. VCP’s participation in the Bovespa stock index was 1.1%

VCP’s earnings per share were US$0.31/share in 3Q05 versus US$0.37/share in 3Q04.

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VCP’s level III ADRs were up 11% on the New York Stock Exchange (NYSE) in 3Q05, while the Dow Jones Industrial Average moved up by 3%, the Bloomberg Paper & Forest Index Europe appreciated 8% and the Bloomberg Paper & Forest Index US up 4%. The trading volume for the Company’s ADRs on the NYSE amounted to US$ 295 million in 3Q05, up 27% from 2Q05.

Material Fact

On August 29, 2005, VCP informed that the Extraordinary General Meeting of Ripasa called for that date was instated and in compliance with court order had its works adjourned and thereafter was closed without any resolution.

Aiming at protecting their rights, as well as of its shareholders and taking into account the decision rendered by CVM’s Joint Committee on 08.24.2005 and, by force of request for reconsideration, ratified on 08.26.2005, through which such government agency expressly declared the non-existence of any reasons, which could justify the suspension of prior notice terms of the meetings, VCP and Suzano are adopting the reasonable legal process to, as soon as possible, call again for the above-mentioned meetings and proceed with the operation broadly announced, consisting of merging shares of Ripasa and subsequently, the spin-off of Ripasa Participações S.A., culminating with the migration of Ripasa’s shareholders to the share bases of VCP and Suzano.

11/18

CONFERENCE CALL

Conference Call in English:
Date: 10/18/2005 (Tuesday)
Time: 10:00 Eastern Time, 12:00 (São Paulo time)
Connection number: (1) 973-935-2100
Passcode: VCP or 6547895
Replay (available for 7 days): (1) 973-341-3080
Passcode: 6547895

Conference Call in Portuguese:
Date: 10/18/2005 (Tuesday)
Time: 11:00 Eastern Time, 13:00 (São Paulo time)
Connection number: 55 (11) 2101-1490
Passcode: VCP
Replay (available for 7 days): 55 (11) 2101-1490
Passcode: VCP

Please call approximately 10 minutes before the start of the conference call.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. – VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and leader of the Brazilian market for printing & writing and specialty papers. It is an integrated pulp & paper mill with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and exports to more than 55 countries in all five continents.

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Attachment I
Net Revenues
3rd QTR 2005 X 2nd QTR 2005

	U S G A A P

PRODUCTS	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

	3Q05	2Q05	3Q05	2Q05	3Q05	2Q05	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	50,777	45,501	52,183	43,179	1,028	949	11.6	20.9	8.3
Coated	32,211	31,144	37,256	34,122	1,157	1,096	3.4	9.2	5.7
Chemical / Specialties	23,939	22,357	48,177	44,147	2,012	1,975	7.1	9.1	2.0
Total	106,927	99,002	137,616	121,448	1,287	1,227	8.0	13.3	5.0

Export Market
Uncoated	49,544	44,190	39,144	36,005	790	815	12.1	8.7	(3.0)
Coated	5,613	4,245	4,505	3,438	803	810	32.2	31.0	(0.9)
Chemical / Specialties	69	52	94	71	1,362	1,365	32.7	32.4	(0.3)
Total	55,226	48,487	43,743	39,514	792	815	13.9	10.7	(2.8)
Total Paper	162,153	147,489	181,358	160,962	1,118	1,091	9.9	12.7	2.5

Pulp
Domestic Sales	22,953	19,603	10,870	9,196	474	469	17.1	18.2	1.0
Export Market	193,164	194,679	99,625	102,509	516	527	(0.8)	(2.8)	(2.0)
Total	216,117	214,282	110,495	111,705	511	521	0.9	(1.1)	(2.0)

Total Domestic Sales	129,880	118,605	148,485	130,644	1,143	1,102	9.5	13.7	3.8
Total Export Market	248,390	243,166	143,368	142,023	577	584	2.1	0.9	(1.2)

TOTAL	378,270	361,771	291,853	272,667	772	754	4.6	7.0	2.5

Net Revenues
3nd QTR 2005 X 3nd QTR 2004

	U S G A A P

PRODUCTS	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

	3Q05	2Q05	3Q05	2Q05	3Q05	2Q05	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	50,777	57,999	52,183	51,142	1,028	882	(12.5)	2.0	16.6
Coated	32,211	33,840	37,256	34,578	1,157	1,022	(4.8)	7.7	13.3
Chemical / Specialties	23,939	25,568	48,177	43,373	2,012	1,696	(6.4)	11.1	18.7
Total	106,927	117,407	137,616	129,093	1,287	1,100	(8.9)	6.6	17.1

Export Market
Uncoated	49,544	36,637	39,144	30,580	790	835	35.2	28.0	(5.3)
Coated	5,613	2,615	4,505	1,939	803	741	114.6	132.3	8.3
Chemical / Specialties	69	-	94	-	1,362	-	-	-	-
Total	55,226	39,252	43,743	32,519	792	828	40.7	34.5	(4.3)
Total Paper	162,153	156,659	181,359	161,612	1,118	1,032	3.5	12.2	8.4

Pulp
Domestic Sales	22,953	24,144	10,870	10,468	474	434	(4.9)	3.8	9.1
Export Market	193,164	138,191	99,625	64,418	516	466	39.8	54.7	10.7
Total	216,117	162,335	110,495	74,886	511	461	33.1	47.6	10.8

Total Domestic Sales	129,880	141,551	148,486	139,561	1,143	986	(8.2)	6.4	16.0
Total Export Market	248,390	177,443	143,368	96,937	577	546	40.0	47.9	5.6

TOTAL	378,270	318,994	291,854	236,498	772	741	18.6	23.4	4.2

13/18

Attachment II

Income Statement - Quarterly
USGAAP	US$ million

	3Q05		2Q05		3Q04
	US$	%	US$	%	US$	%

Net operating revenue	291	100%	273	100%	237	100%
Domestic sales	148	51%	131	48%	140	59%
Export sales	143	49%	142	52%	97	41%

Operating cost and expenses	(230)	-79%	(201)	-74%	(161)	-68%
Cost of sales	(172)	-59%	(153)	-56%	(122)	-51%
Selling and marketing	(36)	-12%	(34)	-12%	(26)	-11%
General and administrative	(14)	-5%	(13)	-5%	(10)	-4%
Other operating expenses, net	(8)	-3%	(1)	0%	(3)	-1%

Operating Income	61	21%	72	26%	76	32%
Non-operating income (expense)	(1)	0%	21	8%	(3)	-1%
Financial income	27	9%	11	4%	11	5%
Financial expense	(32)	-11%	(24)	-9%	(19)	-8%
Foreign exchange gain and fair value adjustment	4	1%	34	12%	5	2%
Income before taxes on income and equity of affiliates	60	21%	93	34%	73	31%
Income tax expense	(10)	-3%	(13)	-5%	(8)	-3%
Current	(19)	-7%	(21)	-8%	(9)	-4%
Deferred	9	3%	8	3%	1	0%

Income (Loss) before equity in affiliates	50	17%	80	29%	65	27%
Equity in earnings on affiliates	10	3%	12	4%	5	2%
Net income	60	21%	92	34%	70	30%

EBITDA	93	32%	98	36%	98	41%
EBITDA adjusted*	99	34%	98	36%	100	42%

*	Adjusted for the write-off of fixed assets

14/18

Attachment III

Income Statement - FY
USGAAP	US$ million

	Jan-Sep 2005		Jan-Sep 2004		Change %
	US$	%	US$	%	YoY

Net operating revenue	815	100%	732	100%	11%
Domestic sales	398	49%	374	51%	6%
Export sales	417	51%	358	49%	16%

Operating cost and expenses	(611)	-75%	(485)	-66%	26%
Cost of sales	(462)	-57%	(369)	-50%	25%
Selling and marketing	(100)	-12%	(84)	-11%	19%
General and administrative	(38)	-5%	(27)	-4%	41%
Other operating (expenses) income, net	(11)	-1%	(5)	-1%	120%

Operating Profit	204	25%	247	34%	-17%
Non-operating income (expense)	9	1%	(13)	-2%	-169%
Financial income	48	6%	31	4%	55%
Financial expense	(75)	-9%	(54)	-7%	39%
Foreign exchange gain and fair value adjustment	36	4%	10	1%	260%

Income before taxes on income and equity in affiliates	213	26%	234	32%	-9%
Income tax expense	(31)	-4%	(22)	-3%	41%

Income (Loss) before equity affiliates	182	22%	212	29%	-14%
Equity in earnings on affiliates	31	4%	23	3%	35%
Net income (loss)	213	26%	235	32%	-9%

EBITDA	287	35%	311	43%	-8%
EBITDA adjusted	293	36%	311	43%

*	Adjusted for the write-off of fixed assets

15/18

Attachment IV

Consolidated Balance Sheet
USGAAP		US$ million

ASSETS	3Q05	2Q05	3Q04

Current Assets	1,187	1,059	603

Cash and Cash Equivalents	274	224	130
Held-to-maturity securities	-		139
Available for sales securities	420	372	-
Unrealized gains from foreign currency and interest rate swaps		29
Trade Accounts Receivables, net	201	177	150
Inventories	174	165	125
Recoverable taxes	74	60	46
Deferred Income Tax	24	13	-
Other	20	19	13

Investment in affiliates and goodwill	600	571	252

Property, Plant and Equipment - Net	1,792	1,673	1,299

Other Assets	127	126	382

Held-to-maturity investments	-	-	232
Unrealized gains from foreign currency and interest rate	-	-	56
swaps
Deferred Income Tax	39	39	33
Other	88	87	61

TOTAL ASSETS	3,706	3,429	2,536

LIABILITIES and STOCKHOLDERS' EQUITY	3Q05	2Q05	3Q04

Current Liabilities	259	280	500

Trade payables	55	52	49
Short-term debt	28	77	65
Current portion of long-term debt	88	83	335
Unrealized Loss from cross currency interest rate swaps	4	-
Payroll, profit sharing and related charges	23	18	16
Income taxes	39	29	14
Other	22	21	21

Long-term Liabilities	1,556	1,393	681

Long-term debt	1,315	1,222	599
Unrealized loss from currency interest rate swaps	82	30	-
Accrued liabilities for legal proceedings	159	141	82

Stockholders' equity	1,891	1,756	1,355

Preferred shares, no par value, 280,000,000 shares	785	785	553
authorized,85,911,046 shares issued
Common shares, no par value, 140,000,000 shares	1,053	1,053	767
authorized, 105,702,452 shares issued
Additional paid in capital	29	29	29
Treasury shares, at cost, 2005 - 1,081,499 preferred shares;	(13)	-	(1)
2004 - 157,200 preferred shares
Appropriated retained earnings	60	60	46
Unappropriated retained earnings	571	511	931
Net unrealized gains on available for sales securities, net of tax of US$ 9		11	(1)
Cumulative translation adjustment	(603)	(693)	(969)

TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	3,706	3,429	2,536

16/18

Attachment V

Cash Flow Statement
USGAAP			US$ million

CASH FLOW FROM OPERATING ACTIVITIES	3Q05	2Q05	3Q04

Net income	60	92	70

Adjustments to reconcile net income to cash provided by operating activities :

Foreign exchange gain and unrealized gain on Swaps, net	(4)	(34)	(5)
Equity in earnings of affiliates	(10)	(12)	(5)
Deferred income tax	(9)	(8)	(1)
Depreciation and depletion	35	27	22
Loss on disposal of property, plant and equipment	6	1	2
(Decrease) Increase in Assets
Trade accounts receivable	(11)	3	5
Inventories	1	(3)	(21)
Others assets	12	(14)	(8)
Increase (decrease) in liabilities	(8)	(14)	(28)

Net cash provided by operating activities	72	38	31

CASH FLOW FROM INVESTING ACTIVITIES

Purchases of held-to-maturity investments, net proceeds from sale	-		(58)
Purchase of available for sale securities, net proceeds for sales	(4)	(62)	-
Interest on Equity and dividends received	1	9	-
Acquisition of property, plant and Equipament	(59)	(60)	(49)

Net cash used in investing activities	(62)	(113)	(107)

CASH FLOW FROM FINANCING ACTIVITIES

Short-term debt	(53)	(4)	29
Third parties Long-term debt
Issuances	170	402	136
Repayments	(19)	(235)	(227)
Related Parties Long Term Debt
Issuances	10	21	-
Repayments	(10)	(10)	(8)
Sales (Acquisition) of Treasury Shares	(13)	-	1
Dividends Paid	-	(82)	-

Net cash provided (used) in financing activities	85	92	(69)

Effect of exchange rate changes on cash and cash equivalents	(45)	44	16

Net increase (decrease) in cash and cash equivalents	50	61	(129)

Cash and cash equivalent at beginning of period	224	163	259
Cash and cash equivalente at end of period	274	224	130

17/18

Attachment VI

Net Income conciliation
BRGAAP x USGAAP

	US$ Million

	3nd Qtr_05		2st Qtr_05		3nd Qtr_04

Net Income as per Brazilian GAAP ( @ current rate )	R$	US$	R$	US$	R$	US$
	114	46	211	86	205	69

Difference in property, plant and equipament		0		2		1
Depreciation, depletion and amortization		2		2		2
Write-off		-2		0		-1
Amortization of capitalized interest		-1		-1		-1
Start-up costs		-1		-2		-1
Capitalized Interest		1		1		1
Goodwill amortization		16		9		9
Equity on affiliates		-19		-42		-24
Deferred Income tax - US GAAP Adjustamnets		0		0		-2
Fai Value - SFAS 133 - Derivative (Net of income tax)		-1		-1		6
Translation Effects and Present Value Adjustments		19		40		12

Net Income as per USGAAP		60		92		70

18/18

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.